

17018552

S ... Washington, D.C. 20549

RMS

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 49205 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01-01-2016 (MM/DD/YY) AND ENDING 12-31-2016 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Triton Pacific Capital, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11900 W. Olympic Blvd., Suite 720
(No. and Street)

Los Angeles (City) CA (State) 90064 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Davis 424-442-1380
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Yafeh, CPA
(Name – *if individual, state last, first, middle name*)

11300 West Olympic Blvd., Suite 875 (Address) Los Angeles (City) CA (State) 90064 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
DEC 12 2017
DIVISION OF TRADING & MARKETS

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**


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# OATH OR AFFIRMATION

I, Robert Davis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Triton Pacific Capital, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



BRIAN A. GLADOUS
COMM. # 2065796
NOTARY PUBLIC-CALIFORNIA
LOS ANGELES COUNTY
MY COMM. EXP. APR. 26, 2018


Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

## ACKNOWLEDGMENT

| A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document. |
|---|

State of California
County of Los Angeles )

On February 27, 2017 before me, Brian A. Gladous, Notary Public
(insert name and title of the officer)

personally appeared Robert Davis,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.


BRIAN A. GLADOUS
COMM. # 2065796
NOTARY PUBLIC-CALIFORNIA
LOS ANGELES COUNTY
MY COMM. EXP. APR. 26, 2018

Signature [signature] (Seal)

**Joseph Yafeh CPA, Inc.**
*A Professional Accounting Corporation*
PCAOB Registered # 3346
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

## AUDITOR'S STANDARD REPORT

To the Board of Directors and Members
of Triton Pacific Capital, LLC

I have audited the accompanying statement of financial condition of Triton Pacific Capital, LLC as of December 31, 2016, and the related statements of income, changes in Triton Pacific Capital, LLC equity, and cash flows for the year then ended. These financial statements are the responsibility of Triton Pacific Capital, LLC's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Triton Pacific Capital, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Under Rule 15c3-1, Computation of Determination of Reserve Requirements Under Rule 15c3-3, Information for Possession or Control Requirements Under Rule 15c3-3, and SIPC Form 7 has been subjected to audit procedures performed in conjunction with the audit of Triton Pacific Capital, LLC's financial statements. The supplemental information is the responsibility of Triton Pacific Capital, LLC's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the Computation of Net Capital Under Rule 15c3-1, Computation of Determination of Reserve Requirements Under Rule 15c3-3, Information for Possession or Control Requirements Under Rule 15c3-3, and SIPC Form 7 is fairly stated, in all material respects, in relation to the financial statements as a whole.



Joseph Yafeh, CPA

Los Angeles, CA
February 24, 2017

**Triton Pacific Capital, LLC**
**Statement of Financial Condition**
**As of December 31, 2016**

## Assets

| | |
|---|---|
| Cash and cash equivalents | $ 1,895,041 |
| Securities | 739,235 |
| Placement fee receivable | 5,883,383 |
| Other assets and deposits | 300 |
| Prepaid expenses | 14,704 |
| Furniture, fixtures and equipment | 20,744 |
| Security deposit – rent | 8,590 |
| **Total Assets** | $ 8,561,997 |

## Liabilities and Member's Equity

| | |
|---|---|
| **Liabilities** | |
| Accrued expenses | $ 13,865 |
| Total Liabilities | $ 13,865 |
| Member's Equity | 8,548,132 |
| **Total Liabilities and Member's Equity** | $ 8,561,997 |

See accompanying notes to the financial statements.

PUBLIC

**Triton Pacific Capital, LLC**
**Notes to Financial Statements**
**December 31, 2016**

**Note 1 – Organization and Nature of Business**

Triton Pacific Capital, LLC (the "Company" or "TPC"), was organized in the State of California on February 28, 1996 as a Limited Liability Company operating as a registered broker-dealer in securities under the Securities and Exchange Act of 1934. The Company conducts business on a fully disclosed basis. The Company does not hold customer funds and/or securities and is a member of the National Association of Securities Dealers, Inc. ("NASD") and Securities Investors Protection Corporation ("SIPC"). The NASD and NYSE Member Regulation consolidated in 2007 to form the Financial Industry Regulatory Agency ("FINRA").

The Company provides investment banking services to institutional customers.

**Note 2 – Significant Accounting Policies**

**Basis of Presentation** – The Company conducts business on a fully disclosed basis. The Company does not hold customer funds and/or securities. The Company currently conducts one type of business as a securities broker-dealer.

- Private placements of securities This is what the FINRA broker check says they do

Under its membership agreement with FINRA and pursuant to Rule 15c3 (k) (2) (i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

**Revenue Recognition** - The Company is engaged to assist its clients in raising capital from institutional investors in a client sponsored investment vehicle. Each investor does its own due diligence and evaluation efforts regarding an investment vehicle and makes its own unilateral decision to invest or not to invest. All such transactions are private placements (Reg. D exempt). The Company does not hold any monies, deposits, or escrow accounts on behalf of any investor with respect to any client sponsored investment vehicle. The Company "earns" its fees upon the closing of a legally binding capital commitment from an investor to one of the client sponsored investment vehicles for which the Company was engaged to assist in raising capital. The Company is paid its fees over a one to three year time frame. The Company fees are paid by its clients and never by an investor. The Company also generally receives retainers that are paid either monthly or quarterly. To the extent that the fees exceed the amounts of the retainers, the retainers are credited (repaid) against the payments of the fees over the term of the fee payment stream.

**Use of Estimates** – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Note 2 -- Significant Accounting Policies (continued)**

**Income Taxes** – The Company, with consent of its Member, has elected to be a California Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Member is taxed on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2013 to the present, generally for three years after they are filed.

**Depreciation** – Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

**Statement of Changes in Financial Condition** – The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

**Note 3 - Fair Value**

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2016

**Fair Value Measurements on a Recurring Basis**
**As of December 31, 2016**

| Assets | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Cash | $1,895,041 | - | - | $1,895,041 |
| Securities | $739,235 | - | - | $739,235 |

### Note 4 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 5c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day by day, but on December 31, 2016, the Company had net capital of $ 2,456,167 which was $ 2,451,167 in excess of its required net capital requirement of $5,000. The Company's percentage of aggregate indebtedness, $ 13,865 to net capital was 0.6%.

### Note 5 – Income Taxes

For the year ended December 31, 2016, the Company recorded gross receipts tax of $6,000.

### Note 6 – Commitments and Contingencies

The Company extended its lease agreement for its Los Angeles office space under a non-cancelable lease which commenced July 1, 2016 and expires June 30, 2019. The Company entered a lease agreement for its New York office under a non-cancelable lease which commenced January 1, 2016 through January 31, 2019.

The future minimum lease expenses are:

| | |
|---|---|
| 2017 | 271,528 |
| 2018 | 274,721 |
| 2019 | 65,978 |

**Triton Pacific Capital, LLC**
**Notes to Financial Statements**
**December 31, 2016**

**Note 7 – Exemption from the SEC Rule 15c3-3**

The Company holds no customer accounts, cash or any financial assets on behalf of any clients and does not do any clearing of any transactions on behalf of any clients and thus qualifies for Rule 15c3-3(k)(2)(i) which provides an exemption from the SEC's so-called "customer protection rule" for firms that: carry no margin accounts; promptly transmit all customer funds and deliver all securities received in connection with their broker-dealer activities; do not otherwise hold funds or securities for, or owe money or securities to, customers; and effectuate all financial transactions with customers through one or more bank accounts designated as "Special Account for the Exclusive Benefit of Customers" of the Company.

**Note 8 – Subsequent Events**

Management has reviewed the results of operations for the period of time from its year end December 31, 2016 through February 24, 2017, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

**Joseph Yafeh CPA, Inc.**
*A Professional Accounting Corporation*
PCAOB Registered # 3346
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM EXEMPTION REPORT REVIEW

To the Board of Directors and Members
of Triton Pacific Capital, LLC

I have reviewed management's statements, included in the accompanying Exemption Report Review, in which (1) Triton Pacific Capital, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Triton Pacific Capital, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) Triton Pacific Capital, LLC stated that Triton Pacific Capital, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Triton Pacific Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Triton Pacific Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Joseph Yafeh, CPA

Los Angeles, CA

February 24, 2017



TRITON PACIFIC
CAPITAL

Exemption Request Form

January 5, 2017

Joseph Yafeh, CPA
11300 W. Olympic Blvd, Suite 875
Los Angeles, CA 90064

Re: SEA Rule 17a-5(d) (4) Exemption Report

Dear Mr. Yafeh:

Pursuant to the referenced rule, the following information is provided.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers.

Triton Pacific Capital, LLC met the Section 240.15c3-3:(2)(i) exemption for the period January 1, 2016 through December 31, 2016.

Sincerely,

**Robert E Davis, jr CEO**

PUBLIC